Exhibit 99.1

April 26, 2017	TSX: GPR
For Immediate Release	NYSE MKT: GPL

NEWS RELEASE

GREAT PANTHER SILVER TO ANNOUNCE FIRST QUARTER FINANCIAL

RESULTS ON MAY 3, 2017

CONFERENCE CALL AND WEBCAST ON MAY 4, 2017

GREAT PANTHER SILVER LIMITED (TSX: GPR; NYSE MKT: GPL) (“Great Panther”, the “Company”) has scheduled the release of its first quarter 2017 financial results on Wednesday, May 3, 2017 after market close.

A conference call and webcast will be held on Thursday, May 4, 2017 at 11:00 a.m. Eastern Time (8:00 a.m. Pacific Time) to discuss the results. Mr. Robert Archer, President and CEO and Mr. Jim Zadra, CFO and Corporate Secretary will host the call.

Shareholders, analysts, investors and media are invited to join the live webcast and conference call by logging in or calling in five minutes prior to the start time.

Live webcast and registration:	www.greatpanther.com
U.S. & Canada Toll-Free:	1 888 394 8218
International Toll:	+1 719 325 2213
Conference ID:	5046183

A replay of the webcast will be available on the Investors section of the Company’s website approximately one hour after the conference call.

ABOUT GREAT PANTHER

Great Panther Silver Limited is a primary silver mining and exploration company listed on the Toronto Stock Exchange trading under the symbol GPR, and on the NYSE MKT trading under the symbol GPL. Great Panther's current activities are focused on the mining of precious metals from its two wholly-owned operating mines in Mexico: the Guanajuato Mine Complex, which includes the San Ignacio Mine; and the Topia Mine in Durango. In addition, the Company has signed an agreement to acquire a 100% interest in the Coricancha Mine Complex in the central Andes of Peru and is pursuing additional mining opportunities in the Americas.

For more information, please contact: Spiros Cacos Director Investor Relations Toll free: 1 888 355 1766 Tel: +1 604 638 8955 scacos@greatpanther.com www.greatpanther.com